

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 7, 2008

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer, Ste. 340
Houston, TX 77077-6531

> **RE: Integrated Media Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 7, 2008**
> **File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that shareholder approval of the reverse stock split and reincorporation in Nevada are necessary to complete your merger with TeleChem International, Inc. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. In addition, please provide us with copies of the original and amended definitive merger agreements noted in your Forms 8-K filed on February 6 and 25, 2008.

2.   Please disclose the identity of the officers, directors and five percent beneficial
        owners who approved the actions by written consent and the corresponding
        amount of shares held by each person that was counted toward majority approval.

3.   Please update your preliminary information statement for the matters disclosed in
        your Form 8-K filed on February 25, 2008.

4.   You disclose in your Form 10-QSB for the period ending September 30, 2007 that
        you sold WV Fiber, Inc. on April 11, 2007 to a company formed by two of your
        directors at the time of the sale. You disclose in preliminary information
        statements filed in April and May 2007 that the holders of a majority of the
        outstanding shares of capital stock entitled to vote consented in writing to the
        sale; however, it appears that you did not file a definitive information statement
        for the transaction. Please provide a detailed legal analysis as to the manner by
        which you complied with Rules 14c-2 and 14c-5 of the Securities Exchange Act
        of 1934 in connection with such sale. We may have further comments.

Information Regarding Beneficial Ownership of Principal Shareholders, Directors and
Management

5.   You disclose that the beneficial ownership table assumes completion of the
        reverse stock split. Please also disclose the current beneficial ownership numbers
        prior to the reverse stock split.

6.   Please revise to include tabular disclosure relating to each class of equity
        securities of Integrated Media Holdings outstanding, including each class of
        preferred stock. Refer to Item 403 of Regulation S-K. Furthermore, since you
        have more than one class of voting securities, please add a column showing the
        percent of total voting power held by each person listed in the table.

7.   Provide the disclosure required by Instruction 7 to Item Regulation S-K Item 403
        with respect to the two custodian agreements you reference in footnote (1) to the
        table. If the parties to the custodian agreements are a group as that term is used in
        Section 13(d)(3) of the Exchange Act, provide beneficial ownership regarding the
        group. Provide us with copies of the custodian agreements.

Reincorporation in Nevada

8.   Please clarify the number of shares of IMHI – Nevada that will be issued for each
        share of the company's common stock. The disclosures under "Questions and
        Answers" and this section differ.

                        *   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810.

Sincerely,

Larry Spirgel
Assistant Director

cc: Robert L. Sonfield, Jr., Esq.
        Facsimile: (713) 877-1547